EXHIBIT 23.4

CONSENT OF ALLEN C. EWING & CO.

We hereby consent to the use in the Registration Statement on Form S-4 for Jacksonville Bancorp, Inc. of our letter, as supplemented, to the board of directors of Atlantic BancGroup, Inc. included as Annex C to the proxy statement-prospectus forming a part of the Registration Statement on Form S-4 and to all references to our firm in such proxy statement-prospectus. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

/s/ Benjamin C. Bishop, Jr., Chairman
Allen C. Ewing & Co.
September 20, 2010